Vonage Holdings Corp.
Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-131659
May 19, 2006

Subject Line:         Important Information Regarding Your Limited Purpose Brokerage Account

Thank you for your interest in the Vonage Customer Directed Share Program relating to the proposed initial public offering by Vonage Holdings Corp. of shares of its common stock.

If you, someone who supports you financially or someone who has the power to make investment decisions on your behalf, is employed by a brokerage firm, a New York Stock Exchange Member Firm, or is authorized to buy and sell securities on behalf of a bank, insurance company, investment company, or investment advisor, the financial institution at which you elected to open a limited purpose brokerage account in connection with this program (referred to below as your Selected Institution) will need additional documentation in order for you to be eligible to purchase shares in the program.

IF THIS APPLIES TO YOU, you will need to provide your Selected Institution with a letter of authorization from a compliance representative at your employer (or the employer of the person described above) granting you permission to open a limited purpose brokerage account with your Selected Institution in connection with the program. Your Selected Institution must receive this letter at the fax number listed below by 4:00 pm EDT on May 23, 2006. If this letter cannot be provided to your Selected Institution by that time, you will need to withdraw your conditional offer in full. If you do not withdraw your conditional offer, you could be allocated shares for purchase through the program. If this applies to you, you should be aware that you also may need to comply with the internal policies at your employer (or the employer of the person described above) in connection with participating in this program.

Selected Institutions:

Smith Barney
phone number:	(877) 218-7158
fax number:	(646) 291-3262
Deutsche Bank Alex.Brown
phone number:	(410) 895-5355
fax number:	(410) 895-5855
UBS Financial Services
phone number:	(877) 756-9831
fax number:	(201) 272-7783

IF THIS DOES NOT APPLY TO YOU, you do not need to take further action at this time. You should, however, continue to check the website for the Vonage Customer Directed Share Program regularly for notices relating to the program. If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program.

Please note that neither your receipt of this email nor your providing a letter as required above assures that you will be allocated shares of common stock of Vonage for purchase through the Vonage Customer Directed Share Program.

Please direct any questions relating to this matter to your Selected Institution’s customer care center. Please do not contact Vonage with questions relating to this matter.

Please click here to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/1272830/000104746906006601/a2169686zs-1a.htm

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-869-5224.